[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 10, 2015

BY HAND AND EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	ESSA Pharma, Inc.

Registration Statement on Form 20-F

Filed May 29, 2015

File No. 001-37410

Dear Mr. Riedler:

On behalf of ESSA Pharma, Inc. (the “Company”), enclosed is a copy of an amendment (the “Amendment”) to the above-referenced Registration Statement on Form 20-F (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial public filing of the Registration Statement with the Commission on May 29, 2015.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 9, 2015 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

General

1.	We refer to your public filing of your registration statement on Form 20-F. Please note upon the public filing of your registration statement, all previously filed draft registration statements are required to be filed publicly on EDGAR. In addition, please file all previously filed exhibits on your next Form 20-F filing.

The Company acknowledges the Staff’s comments and has publicly filed all previous draft registration statements on EDGAR. Further, the Company has included all previously-filed exhibits in the Amendment.

Research and Development Costs, page F-11

2.	Refer to your response to comment 1. Please confirm that you will not include costs to enforce your intellectual property rights in the courts as research and development expense, if you incur such costs in the future.

The Company confirms that it will not include costs to enforce its intellectual property rights in the courts as a research and development expense, if such costs are incurred in the future.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the Staff’s comments, the Company acknowledges the following;

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *         *

Please telephone the undersigned at (416) 777-4700 if you have any questions or require any additional information.

Very truly yours,

/s/ Riccardo Leofanti

cc:	Daniel Greenspan, Securities and Exchange Commission

Tara Keating Brooks, Securities and Exchange Commission

Keira Nakada, Securities and Exchange Commission

Lisa Vanjoske, Securities and Exchange Commission

Robert W. Rieder, ESSA Pharma, Inc.

David S. Wood, ESSA Pharma, Inc.

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